EX-FILING FEES

Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

A&Q Multi-Strategy Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	-		-	-
Fees Previously Paid	$107,000,000	(a)	0.00927%	$9,918.90	(b)
Total Transaction Valuation	$107,000,000	(a)
Total Fees Due for Filing				$0.00
Total Fees Previously Paid				$9,918.90
Total Fee Offsets				-
Net Fee Due				$0.00

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest. The fee of $9,918.90 was paid by the Fund in connection with filing its Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.
(b)	Calculated at 0.00927% of the Transaction Valuation.